Rafferty Asset Management, LLC
1301 Avenue of the Americas (6th Avenue), 28th Floor
New York, New York 10019
February 17, 2022
FILED VIA EDGAR
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-1004
Re: Direxion Shares ETF Trust (the “Trust”)
File Nos.: 333-150525 and 811-22201
Dear Sir or Madam:
On behalf of the Direxion Shares ETF Trust (the “Trust”), please find filed herewith Post-Effective Amendment No. 328 to the Trust’s Registration Statement on Form N-1A pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”), as amended (also filed as Amendment No. 330 to the Registration Statement under the Investment Company Act of 1940, as amended). Post-Effective Amendment No. 328 is being filed for the purpose of registering the Direxion Daily META Bear 1X Shares, Direxion Daily NFLX Bear 1X Shares, Direxion Daily AAPL Bear 1X Shares, Direxion Daily MSFT Bear 1X Shares, Direxion Daily AMZN Bear 1X Shares, Direxion Daily GOOGL Bear 1X Shares, Direxion Daily NVDA Bear 1X Shares, Direxion Daily META Bull 2X Shares, Direxion Daily META Bear 2X Shares, Direxion Daily NFLX Bull 2X Shares, Direxion Daily NFLX Bear 2X Shares, Direxion Daily AAPL Bull 2X Shares, Direxion Daily AAPL Bear 2X Shares, Direxion Daily MSFT Bull 2X Shares, Direxion Daily MSFT Bear 2X Shares, Direxion Daily AMZN Bull 2X Shares, Direxion Daily AMZN Bear 2X Shares, Direxion Daily GOOGL Bull 2X Shares, Direxion Daily GOOGL Bear 2X Shares, Direxion Daily NVDA Bull 2X Shares, and the Direxion Daily NVDA Bear 2X Shares, as new series of the Trust.
Pursuant to Rule 485(a)(2) of the 1933 Act, the Trust anticipates that this filing shall become effective 75 days after filing. At or before the 75-day effective date, the Trust will file another Post-Effective Amendment to its Registration Statement under Rule 485(b) of the 1933 Act to be effective not earlier than the effective date of this Amendment. The purpose of that filing will be to incorporate any comments made by the Staff on this Amendment and to update any missing information and/or file updated exhibits to the Registration Statement.
If you have any questions concerning the foregoing, please contact Angela Brickl of Rafferty Asset Management, LLC at (646) 572-3463 or Stacy L. Fuller of K&L Gates at (202) 778-9475.
Sincerely,
DIREXION SHARES ETF TRUST
/s/ Angela Brickl
Secretary
Rafferty Asset Management, LLC